Exhibit 10.1

AMENDMENT AND TERMINATION OF
EXPRESSJET AIRLINES, INC.
SUPPLEMENTAL RETIREMENT PLAN

WHEREAS, ExpressJet Airlines, Inc. (the "Company") has heretofore established the ExpressJet Airlines, Inc. Supplemental Retirement Plan (the "Plan") for the benefit of its eligible employees; and

WHEREAS, the Company desires to effect a partial termination of the portion of the Plan attributable to the "Grandfathered Accounts" maintained under the Plan; and

WHEREAS, the Company desires to amend the Plan to (a) change the time of payment of the balances in the "Deferral Accounts" maintained under the Plan in accordance with the transition relief provided under IRS Notice 2007-86 regarding the application of Section 409A of the Internal Revenue Code ("Notice 2007-86"), and (b) cease the crediting of any amounts to such accounts for any period beginning after December 31, 2008; and

WHEREAS, the Company desires to terminate the Plan in its entirety after the completion of all distributions of the account balances maintained under the Plan;

NOW, **THEREFORE**, the Plan is hereby amended and terminated as follows:

1.   The Company hereby effects a partial termination of the Plan as of December 31, 2008, by terminating that portion of the Plan attributable to the Grandfathered Accounts maintained under the Plan. The Grandfathered Account balances shall be adjusted as of December 31, 2008, for hypothetical interest as provided in Section 5.2 of the Plan and the balance of each Grandfathered Account (determined after such adjustment) shall be paid in a single, lump sum cash payment as soon as is practicable after such date (but in no event later than January 9, 2009) to the Participant for whom such account is maintained.

2.   The Deferral Account balances maintained under the Plan shall be adjusted as of December 31, 2008, for hypothetical interest as provided in Section 5.2 of the Plan and, as permitted under the transition relief provided in Notice 2007-86, the balance of each Deferral Account (determined after such adjustment) shall be paid in a single, lump sum cash payment as soon as is practicable after such date (but in no event later than January 9, 2009) to the Participant for whom such account is maintained.

3.   No amounts shall be credited to the accounts maintained under the Plan for any period beginning after December 31, 2008. No individual who is not a Participant in the Plan as of the date this instrument is approved by the Human Resources Committee of the Board of Directors of ExpressJet Holdings, Inc. shall become a Participant in the Plan.

4.   Notwithstanding any provision in this instrument to the contrary, with respect to any Participant who incurs a Separation from Service prior to December 31, 2008, (a) such Participant shall receive a distribution of his or her Grandfathered Account in accordance with paragraph 1 above, (b) the terms and provisions set forth in paragraph 2 above shall not apply to such Participant, and (c) such Participant shall receive a distribution of his or her Deferral Account in accordance with the terms of the Plan determined without regard to the provisions set forth in paragraph 2 above.

5.   The Plan shall be and is hereby terminated in its entirety effective upon the completion of all distributions contemplated in the preceding paragraphs of this instrument.

6.   Each capitalized term used in this instrument shall have the same meaning ascribed to such term under the Plan, unless otherwise indicated herein or unless the context of such term indicates otherwise.

7.   Any provision of the Plan which is inconsistent with any provision of this instrument shall be considered to be and hereby is amended by this instrument.

IN WITNESS WHEREOF, the undersigned has caused these presents to be executed this 20th day of November, 2008.


EXPRESSJET AIRLINES, INC.
(Registrant)

/s/ Karen P. Miles
Karen P. Miles, Vice President
Human Resources and Administration
